

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

<u>By Facsimile</u>
Randy Underwood
Executive Vice President and Chief Financial Officer
Dollar Financial Corp.
1436 Lancaster Ave.
Berwyn, Pennsylvania 19312-1288

> **Re: Dollar Financial Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2010**
> **Filed August 31, 2010**
> **File Number 0-50866**

Dear Mr. Underwood:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel